UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-22387
CUSIP NUMBER: 233075100

(Check One): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  December 31, 2013

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DCB Financial Corp

Full name of Registrant

Former Name if Applicable

110 Riverbend Avenue

Address of Principal Executive Office (Street and Number)

Lewis Center, Ohio 43035

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

           State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

DCB Financial Corp (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 by the March 31, 2014 due date because the Company requires additional time to complete the Form 10-K, including the management discussion and analysis and the financial statements, in order to address certain financial reporting and disclosure issues relating to asset quality and the designation of certain loans held-for-sale. Specifically, as the Company disclosed in its Form 8-K furnished to the Securities and Exchange Commission on February 11, 2014, there were several loan loss provisions related to commercial real estate, the resolution of which delayed the Company from closing its books.

PART IV — OTHER INFORMATION

           (1)           Name and telephone number of person to contact in regard to this notification

J. Daniel Mohr	(740)	657-7000
(Name)	(Area Code)	(Telephone Number)

           (2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes   ☐ No

           (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

           If so,  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 11, 2014, the Company announced a net loss of $2.9 million or $(0.41) per diluted share for the year ended December 31, 2013, compared to net income of $602,000 or $0.15 per diluted share for the same period in 2012. The Company recorded a provision for loan losses of $3.3 million in the fourth quarter of 2013 as a result of specific strategies developed and actions taken in the fourth quarter of 2013 and early 2014, including collateral liquidations and planned loan sales, which are intended to accelerate the disposition of certain classified commercial loans.

DCB FINANCIAL CORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2014	By:	/s/ J. Daniel Mohr
J. Daniel Mohr
Executive Vice President and Chief
Financial Officer